UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FTC Solar, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30320C 103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d–1(b) [ ] Rule 13d–1(c) [ X ] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30320C 103
(1) Names of reporting persons: David Springer
(2) Check the appropriate box if a member of a group  (a)  (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization:	USA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	9,819,827
(6) Shared voting power	0
(7) Sole dispositive power	9,819,827
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	9,819,827
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	9.3%
(12) Type of reporting person (see instructions)	IN

SCHEDULE 13G

Item 1(a) Name of issuer: FTC Solar, Inc.

Item 1(b) Address of issuer's principal executive offices: 9020 N Capital of Texas Hwy, Suite I-260 Austin, Texas

2(a) Name of person filing: David Springer

2(b) Address or principal business office or, if none, residence: 9020 N Capital of Texas Hwy, Suite I-260 Austin, Texas

2(c) Citizenship: USA

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 30320C 103

____________________________________________________________________________

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 9,819,827

(b) Percent of class: 9.3%

SCHEDULE 13G

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 9,819,827

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 9,819,827

(iv) Shared power to dispose or to direct the disposition of: 0

The numbers reported in Item 4 reflect beneficial ownership of Issuer’s common stock as of December 31, 2022. The ownership percentage reported is based on 105,032,588 shares of Issuer’s common stock outstanding as of December 31, 2022.

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Consists of (i) 6,113,000 shares of common stock held by Mr. Springer, (ii) 1,200,000 shares of common stock held by the DS 2022 GRAT, (iii) 1,168,501 shares of common stock held by the DS 2021 GRAT, (iv) 336,153 shares of common stock held by ZS 2021 Trust, (v) 336,154 shares of common stock held by NS 2021 Trust, (vi) 336,153 shares of common stock held by AS 2021 Trust and (vii) 329,866 shares of common stock held by KC 2021 Trust. With respect to the DS 2022 GRAT and the DS 2021 GRAT, Mr. Springer (a) is the sole trustee, (b) has sole voting and dispositive power with respect to the shares held by the trust and (c) has sole power to acquire for himself any asset held in the trust, including the shares, by substituting other property of equivalent value. With respect to the ZS 2021 Trust, the NS 2021 Trust and the AS 2021 Trust, Mr. Springer has sole power to acquire for himself any asset held in the trust, including the shares, by substituting other property of equivalent value.

The numbers reported in Item 6 reflect beneficial ownership of Issuer’s common stock as of December 31, 2022.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

David Springer
Date:	February 13, 2023	Signature:	By: /s/ David Springer
		Name:	David Springer
		Title:	N/A